Exhibit 107
Calculation of Filing Fee Tables
Schedule TO-T
(Rule 14d-100)
2SEVENTY BIO, INC.
(Name of Subject Company (Issuer))
DAYBREAK MERGER SUB INC.
a wholly owned subsidiary of
BRISTOL-MYERS SQUIBB COMPANY
(Names of Filing Persons (Offerors))
Table 1-Transaction Valuation
	Transaction Valuation*	Fee Rate	Amount of Filing Fee**
Fees to Be Paid	$284,711,908.16	0.00015310	$43,589.39
Fees Previously Paid	$0		$0
Total Transaction Valuation	$284,711,908.16
Total Fees Due for Filing			$43,589.39
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$43,589.39

* Estimated solely for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding (i) the product of (A) 53,228,315 shares of common stock, par value $0.0001 per share (the “Shares”) of 2seventy bio, Inc., a Delaware corporation (“2seventy”), issued and outstanding, and (B) the offer price of $5.00 per Share (the “Offer Price”), (ii) the product of (A) 1,810,631 Shares subject to issuance pursuant to stock options granted and outstanding and (B) $1.36, which is the difference between the Offer Price and $3.64, the weighted average exercise price of such options and (iii) the product of (A) 3,221,575 Shares which issuable pursuant to outstanding restricted stock units and (B) the Offer Price. The foregoing share figures have been provided by 2seventy and are as of April 10, 2025, the most recent practicable date.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Section 6(b) Filing Fee Rate Advisory #1 for fiscal year 2025 beginning on October 1, 2024, issued August 20, 2024, by multiplying the transaction value by 0.00015310.